SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

Stealth BioTherapeutics Corp.
(Name of Issuer)

Ordinary Shares, $0.0003 par value
(Title of Class of Securities)

85789A105
(CUSIP Number)

Ben Yip	James T. Lidbury, Esq.
Nan Fung Trinity (HK) Limited	Ropes & Gray
Room 1701-1707 Nan Fung Tower 88 Connaught Road C & 173 Des Voeux Road Central, Hong Kong Tel. +852 3106 7898	44th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Tel: +852 3664 6521
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Nan Fung Group Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	30,240,813*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	30,240,813*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		30,240,813*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.2%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 9,999,996 Ordinary Shares directly held by Permwell Management Limited (held as 833,333 ADSs, each ADS representing twelve Ordinary Shares) and 20,240,817 Ordinary Shares directly held by Pivotal Beta Limited.  See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) NF Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	30,240,813*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	30,240,813*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		30,240,813*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.2%**
14.	TYPE OF REPORTING PERSON		CO

* Consists of 9,999,996 Ordinary Shares directly held by Permwell Management Limited (held as 833,333 ADSs, each ADS representing twelve Ordinary Shares) and 20,240,817 Ordinary Shares directly held by Pivotal Beta Limited.  See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Permwell Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	9,999,996*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	9,999,996*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,999,996*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.4%**
14.	TYPE OF REPORTING PERSON		CO

* Held as 833,333 ADSs, each ADS representing twelve Ordinary Shares.  See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Grand Epoch Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* Such Ordinary Shares are directly held by Pivotal Beta Limited.  See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Eternal Sky Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* Such Ordinary Shares are directly held by Pivotal Beta Limited.  See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Pivotal Beta Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	20,240,817*
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	20,240,817*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		20,240,817*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.8%**
14.	TYPE OF REPORTING PERSON		CO

* See Item 2(a) of this Schedule 13D.
** Based on 420,357,503 Ordinary Shares outstanding following (a) the Issuer’s initial public offering, as reported in the Issuer’s prospectus on Form 424B4 dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019 and (b) the underwriters’ partial exercise of the over-allotment option for such initial public offering on March 4, 2019, as disclosed in the Issuer’s Report on Form 6-K filed with the SEC on March 5, 2019.

CUSIP NO. 85789A105

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, $0.0003 par value (the “Shares”), of Stealth BioTherapeutics Corp., a Cayman Islands company (the “Issuer”). The address of the principal executive office of the Issuer is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

i) Nan Fung Group Holdings Limited (“NFGHL”)
ii) NF Investment Holdings Limited (“NFIHL”)
iii) Permwell Management Limited (“Permwell”)
iv) Grand Epoch Holdings Limited (“Grand Epoch”)
v) Eternal Sky Holdings Limited (“Eternal Sky”)
vi) Pivotal Beta Limited (“Pivotal Beta”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is Exhibit A to this Schedule 13D.

The securities of the Issuer reported herein are directly held by Pivotal Beta and Permwell.  Pivotal Beta is wholly-owned by Eternal Sky, which is wholly-owned by Grand Epoch. Grand Epoch and Permwell are both wholly-owned by NFIHL, which is wholly-owned by NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal Beta and Permwell. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL. Pivotal Beta, Eternal Sky and Grand Epoch each disclaims beneficial ownership of the securities reported herein as beneficially owned by Permwell and Permwell disclaims beneficial ownership of the securities reported herein as beneficially owned by Pivotal Beta, Eternal Sky and Grand Epoch.

(b)-(c) The principal business of Permwell is to make investments. The principal business of each of NFGHL, NFIHL, Grand Epoch, Eternal Sky and Pivotal Beta is investment holding. The principal business of the members of the Executive Committee of NFGHL is to manage and make decisions with respect to such investments.  The principal business address of NFGHL, Permwell, Pivotal Beta and the individuals named in this Item 2 is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The registered office address of NFIHL, Grand Epoch and Eternal Sky is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(d)–(e)             During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pivotal Beta, Eternal Sky, Grand Epoch, NFIHL and NFGHL are incorporated in the British Virgin Islands.  Permwell is incorporated in the Cayman Islands.  Mr. Kam Chung Leung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok,  Mr. Meng Gao and Mr. Chun Wai Nelson Tang are citizens of the Hong Kong Special Administrative Region of the People’s Republic of China.  Mr. Frank Kai Shui Seto is a citizen of Canada.  Mr. Vincent Sai Sing Cheung and Ms. Vanessa Tih Lin Cheung are citizens of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.
On January 10, 2018, Pivotal Beta acquired a convertible promissory note from the Issuer in the principal amount of $15,000,000 (the “Convertible Promissory Note”) pursuant to a Note Purchase Agreement.  Upon closing of the Issuer’s initial public offering (the “IPO”) on February 20, 2019, the Convertible Promissory Note was automatically converted into 20,240,817 Shares. The source of funds for the acquisition of the Convertible Promissory Note was the working capital of Pivotal Beta. Also on February 20, 2019, Permwell purchased 833,333 ADSs, each ADS representing twelve Shares, from the Issuer at the IPO price of $12.00 per Share. The source of funds for such purchase was the working capital of Permwell.

Item 4. Purpose of Transaction.
The Reporting Persons acquired the Shares for investment purposes. Vincent Sai Sing Cheung is a member of the Issuer’s Board of Directors.  Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.
The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, including the Lock-up Agreement described in Item 6 below.  Following the expiration of Pivotal Beta’s obligations under such Lock-up Agreement, Pivotal Beta and Permwell may determine to dispose of some or all of the Shares held by them. Vincent Sai Sing Cheung may resign as a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D and Item 2(a).

(c)  Except as described in this statement, the Reporting Persons have not effected any other transactions in the securities of the Issuer during the past 60 days.

(d)  Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the Shares owned by the Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pivotal Beta entered into a Lock-up Agreement dated January 15, 2019 between, among others, Pivotal Beta, Jefferies LLC and Evercore Group L.L.C. (the “Lock-up Agreement”) pursuant to which Pivotal Beta agreed, with certain limited exceptions, that, without first obtaining the written consent of Jefferies LLC and Evercore Group L.L.C., for 180 days after February 14, 2019 it will not directly or indirectly offer, pledge, sell or contract to sell any Shares, sell any option or contract to purchase any Shares, purchase any option or contract to sell any Shares, grant any option, right or warrant for the sale of any Shares, lend or otherwise dispose of or transfer any Shares, request or demand that the Issuer file a registration statement related to the Shares, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Shares, whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise. The lock-up provisions also apply to securities convertible into or exchangeable for Shares and to Shares owned at the time of execution of the Lock-up Agreement or acquired subsequently.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP NO. 85789A105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July15, 2019	NAN FUNG GROUP HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

NF INVESTMENT HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PERMWELL MANAGEMENT LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

GRAND EPOCH HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

ETERNAL SKY HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PIVOTAL BETA LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

CUSIP NO. 85789A105
Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July15, 2019	NAN FUNG GROUP HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

NF INVESTMENT HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PERMWELL MANAGEMENT LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

GRAND EPOCH HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

ETERNAL SKY HOLDINGS LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director

PIVOTAL BETA LIMITED

	By:	/s/ Tang Chun Wai Nelson
	Name:	Tang Chun Wai Nelson
	Title:	Director